Filed by Northwest Airlines Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta and Northwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  At the appropriate time, Delta and Northwest will mail the final joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the final joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008.  You can obtain free copies of these documents from Delta and Northwest using the contact information above.

Conference Call Transcript NWA - Q2 2008 Northwest Airlines Corporation Earnings Conference Call Event Date/Time: Jul. 23. 2008 / 11:00AM ET

CORPORATE PARTICIPANTS

 Andrew Roberts
 Northwest Airlines Corporation - EVP Operations

 Doug Steenland
 Northwest Airlines Corporation - CEO, President

 Dave Davis
 Northwest Airlines Corporation - CFO

 Tim Griffin
 Northwest Airlines Corporation - EVP Marketing and Distribution

 Andrew Lacko
 Northwest Airlines Corporation - Director IR

CONFERENCE CALL PARTICIPANTS

 Ray Neidl
 Calyon Securities - Analyst

 Gary Chase
 Lehman Brothers - Analyst

 Jamie Baker
 JPMorgan - Analyst

 William Greene
 Morgan Stanley - Analyst

 Daniel McKenzie
 Credit Suisse - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Northwest Airlines second quarter 2008 financial results conference call. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded, Wednesday, July 23, 2008. It's now my pleasure to turn the conference over to Mr. Andrew Lacko, Director of Investor Relations. Please go ahead.

Andrew Lacko - Northwest Airlines Corporation - Director IR

Thank you, Don, and good morning everyone. I'd like to thank you for joining us today for the Northwest Airlines second quarter 2008 financial results conference call. Joining me today are Doug Steenland, President and Chief Executive Officer; Dave Davis, EVP and Chief Financial Officer; Tim Griffin, EVP Marketing and Distribution, and Andy Roberts, EVP of Operations. In today's call, Doug will provide opening remarks followed by Dave who will review the quarter's results and provide forward guidance. After our prepared remarks, we will open up the call for questions from the analyst community followed by questions from the media.

During the course of today's call, we may make forward-looking statements and you should understand that actual results might differ materially from those projected in our forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those forward-looking statements is contained in today's earnings press release. I would also like to remind everyone that today's call is being recorded and is also being webcast at ir.nwa.com. A replay of this call will be made available on the IR section of nwa.com shortly after the call for one week. With that, I'd like to now turn the call over to Doug Steenland.

Doug Steenland - Northwest Airlines Corporation - CEO, President

Thank you, Andrew, and good morning everyone. For the second quarter of 2008 Northwest reported a net loss of $377 million, excluding the impact of non-cash impairment charges, Northwest reported second quarter net income of 170 million. This compares to the second quarter of 2007 when Northwest reported net income of 205 million before the impact of reorganization items. Northwest ended the second quarter with 3.7 billion in total liquidity and today has 3.9 billion in total liquidity as a result of recent financings. In a few moments Dave will provide additional color on our second quarter performance which was impacted by a nearly 70% year-over-year increase in fuel prices. First I'd like to make a few comments.

Let's focus first on the Northwest Delta merger. We believe the combination with Delta makes even more sense now given the continued run up in fuel prices than it did when we entered into the merger agreement in April. The diverse global network, best in class cost structure, and industry leading balance sheet of the combined carrier will create the world's premier global airline. Significant work is already under way to make sure that the synergies created by this merger are realized as quickly as possible. Northwest and Delta have jointly formed 26 integration planning teams comprised of leaders from both companies that are charged with smoothly integrating operations and realizing the targeted synergies once the merger closes. We continue to expect the closing in the fourth quarter of 2008.

Since the merger announcement in April, Northwest and Delta have, among other things, announced that our respective pilot groups have reached an unprecedented pre merger collective bargaining agreement that includes a process to achieve full seniority list integration upon closing of the merger. This agreement will allow for the full utilization of network and fleet synergies. It remains subject to membership ratification which is expected to be realized in August of this year. We've announced the key executives that will lead the combined airline after the mergers closed. We also announced that the shareholder vote for the approval of the merger will take place at Northwest's annual meeting on September 25. We've updating our estimate of merger related synergies to $2 billion on an annualized steady basis and estimated the one-time transition costs of the merger to be 600 million over a three-year period.

Turning back to the second quarter, Northwest was able to deliver solid performance on many fronts despite the 637 million increase in fuel cost that we experienced. Importantly, we were able to grow top line revenue by 12.4% and consolidated passenger revenue by 10%. Based on the most recent comparative data available, Northwest achieved length of haul adjusted domestic (inaudible), that is 111.4% of the industry average. We also continue to demonstrate prudent and disciplined cost control and the airline maintains a strong liquidity position relative to our peers. We'll continue to pursue opportunities to improve on this strong liquidity position.

For our customers, Northwest continues to run a very reliable airline. Year to date through June, Northwest DOT completion factor of 99% was the best among network carriers. In 2008, Northwest has so far achieved 15 perfect 100% completion factor days system wide and we've had 99 -- excuse me, 19 100% completion factor days so far in North America. For Northwest, our principal operating metric is departure at 0 which causes all the rest of the operating performance to fall in line and I'm pleased to say that our departure at 0 performance year to date is among the best in the industry and the airline has posted its strongest 0 performance on record in the Atlantic and Pacific regions during the three months of the second quarter.

Northwest continues to lead the industry in luggage performance through May and we expect to maintain that strong position through the end of the second quarter. Northwest's operational performance is recognized by our customers as the airline leads the industry in the fewest number of customer complaints in the most recent DOT rankings for May. These strong operating results directly reflect the hard work and dedication of our 30,000 coworkers and for that I want to thank them for a job very well done.

The unprecedented rise in fuel prices has had a significant adverse affect on our second quarter financial results. The average price that we pay for jet fuel increased by $1.41 per gallon or 69.3% versus the second quarter of 2007. In response to that, we continue to take actions to help mitigate this dramatic price increase. These actions include on the capacity front we've announced that we'll reduce fourth quarter system main line capacity by 8-1/2% to 9-1/2% versus fourth quarter 2007. These fuel price driven capacity reductions require that we reduce overall staffing by 2500 full-time equivalents. These reductions are being achieved, we believe, through voluntary early out programs, voluntary leave, work rule modifications and attrition.

Consistent with these capacity reductions we've announced that we'll remove 14 757 and Airbus narrow body aircraft from the fleet. Additionally, on the fleet front, we continue to take delivery of the 76-seat regional aircraft which, on average, are approximately 30% more fuel efficient than our DC-9s. In addition to our continued participation in industry fare actions, Northwest has matched other carriers by introducing a fee for all checked baggage, implemented fuel-related service fee for [rural] perks and (inaudible) tickets, and increased ticket change fees which, in the aggregate, we estimate will drive between 250 and 300 million in annual revenue improvement. While these initiatives are expected to have a meaningful impact on our results, additional capacity reductions and further fare and fee actions may be required if fuel prices remain at current levels or should they increase.

With fuel prices at today's levels, the airline industry will continue to struggle in its current form. It's inevitable that capacity will continue to come out either through voluntary or involuntary means. We firmly believe that Northwest is very well positioned to face the challenges that high fuel costs have created. Our solid balance sheet, our competitive cost structure, our strong liquidity position and importantly our game changing merger with Delta position Northwest to not only survive, but to prosper in this new environment. With these opening remarks, I'd now like to turn the call over to Dave Davis for some additional color on the (inaudible) results. Dave.

Dave Davis - Northwest Airlines Corporation - CFO

Thank you, Doug. As Doug noted, Northwest today reported a second quarter 2008 net loss of $377 million or $1.43 per share. Excluding non-cash impairment charges, Northwest reported second quarter net income of $170 million versus the second quarter of 2007 when the airline reported net income of 205 million before the impact of reorganization items. Our second quarter reported results include a non-cash impairment charge of $547 million and market to market gains on out of period fuel hedges of $250 million. The impairment charge relates to the finalization of the good will impairment testing that Northwest began during the first quarter which resulted in a $3.9 billion charge to our first quarter earnings.

Upon completion of the testing, it was determined that an additional net non-cash impairment charge of $547 million was required. The charge has no impact on our liquidity or financial covenants. Our quarterly earnings were impacted by the implementation of fresh start accounting, which is detailed in the financial statements. Also, the acquisition of [Musava] in April of last year affects the comparison for year over year results for certain P&L line items. These changes are also detailed in the footnotes to our financial statements on our press release.

Turning to revenue, operating revenues for the second quarter were $3.6 billion, up 12.4% from last year. Consolidated passenger revenue increased by 10% and consolidated ASMs were up by 3.6% year over year. Northwest consolidated RASM growth was 6.1% or 4.7% excluding the impact of fresh start accounting.

Looking into early fall, we see domestic book load factor up three to four points versus last year with materially higher yields. Moving to our revenue performance by region, our year-over-year RASM improvements, excluding fresh starting accounting was as follows, our domestic main line RASM was up 3.5% on 6.7% fewer ASMs and our domestic consolidated RASM with regionals was up 4.8% on 0.1% fewer ASMs. Our year-over-year regional RASM decreased by 5.3% on 48% more ASMs. Our Pacific RASM increased by 10.9% primarily on 0.9% fewer ASMs primarily driven by reduced capacity in our beach markets with the introduction of A330 aircraft replacing 747 200s. Atlantic RASM decreased 0.2% on a 28.1% increase in ASMs. Increased capacity in the Atlantic was driven by the annualization of new transatlantic service launched in 2007 as well as previously announced new service additions in 2008. Cargo revenues of $212 million were up 14 million or 7.1% favorable the second quarter 2007 on a 9.1% decrease in cargo ton miles. Cargo revenue per ton mile increased a strong 18.1% year over year. We continue to closely monitor cargo performance to optimally match freighter capacity with market demand.

Moving now to costs. Second quarter operating expenses of 3.[2] billion, excluding impairment charges, were up $504 million or 17.8% year over year as a result of a $637 million increase in year over year fuel costs. Excluding fuel costs, gains on out of period fuel hedges and the non-cash impairment charge, operating expenses increased by $123 million year over year. Our main line unit costs, excluding fuel and non-recurring items, were up 4.7% versus last year which is favorable to our previous guidance. The year over year unit cost growth was the result of continued impact of non-cash emergence items and merger related expenses. Excluding these items, our year-over-year CASM growth was approximately 1%. This modest CASM on nearly flat line ASMs is evidence of Northwest's continued focus on prudent cost control in this high fuel environment.

Beginning in the third quarter, the non-cash emergence related items that have contributed to our CASM increases throughout the year will no longer impact our year-over-year results. Fuel continues to be Northwest's single largest cost representing 43.7% of the company's second quarter operating expenses excluding the non-cash impairment charge and out of period hedge gains. During the quarter, excluding the taxes and out of period fuel hedge gains, we paid an average of $3.45 per gallon, which was 69.3% higher than last year. Northwest had previously hedged approximately 40% of its fuel exposure for the quarter and we realized $43 million in value from settled fuel hedge contracts during the quarter.

Moving now to the balance sheet. We ended the quarter with 3.7 billion in total liquidity of which 3.3 billion is unrestricted and 424 million is restricted cash. The restricted cash balance continues to include a fully funded tax trust valued at 255 million at quarter end which was originally established in 2002. Including unrestricted cash and the value of the funded tax trust, our quarter ending liquidity was 26.6% of trailing 12 months revenue which continues to be among the highest in the industry. Capital expenditures during the quarter totaled $330 million. Aircraft CapEx was 294 million of which 230 million was offset by financing proceeds. Non-aircraft CapEx totaled 36 million during the quarter. Also, on July 15 we closed on $183 million aircraft and spare engine financing transaction. The cash from this financing will appear in our third quarter ending cash balance. Our total at the end of the first quarter was $9.7 billion, including the present value of off balance sheet aircraft leases. Our net debt at the end of the quarter was 6.4 billion and Northwest remains in full compliance with all of our financial covenants.

Let me now turn to guidance for the remainder of the year. Regarding third quarter capacity, we expect the following, domestic main line to be down 10 to 11%, international to be up 9 to 10% with system main line down 1-1/2% to 2-1/2%. Regional capacity will be up 50% to 55% as the 76 seaters continue to be delivered. Domestic consolidated capacity will be down 2% to 3% and system consolidated capacity will be up 2% to 3%. Now turning to the fourth quarter of 2008, domestic main line is planned to be down 18% to 19% while international will grow 2% to 3% and system main line capacity will be down 8-1/2% to 9-1/2%. Regionals will be up 50% to 55%. Domestic consolidated capacity will be down 7% to 8% and system consolidated capacity will be down 3% to 4%. Full-year capacity guidance is included in the tables attached to this morning's press release.

Turning now to revenue. Given the industry's unprecedented fourth quarter capacity cuts, it's not completely clear what the resulting unit revenue improvement will be. However, if preliminary booking indicators continue to hold, we project fourth quarter RASM growth to be very strong. Early indicators are that we will be able to maintain the strong unit revenue growth we have achieved so far this year plus RASM improvements commensurate with the planned capacity pull downs. Regarding CapEx, we expect 2008 aircraft capital spending to be approximately $1.2 billion with 890 million of this amount financed. Through the second quarter, we have already spent 613 million on aircraft CapEx and received 475 million in financing proceeds. Non-aircraft capital spending is expected to be 150 million or less for the year, which is consistent with the previous guidance we provided. Regarding cost guidance for the remainder of 2008, we expect our third quarter main line CASM ex-fuel to be up 1.5% to 2.5% on 1.5% to 2.5% fewer ASMs largely driven by integration expenses related to the merger. For the full year, main line CASM excluding fuel will be up 3% to 4% on a 2-1/2% to 3-1/2% reduction in main line ASMs. For those that model Northwest on a consolidated basis, we expect full year 2008 consolidated CASM ex fuel to be up 2.5% to 3.5% versus last year.

Turning now to fuel. Based on the forward curve as of July 21, and excluding taxes and out of period market to market fuel hedge adjustments, our third quarter 2008 fuel price would be $4.06 per gallon and full year 2008 would be $3.45 a gallon. For the remainder of the year we've hedged approximately 63% of our third quarter requirements, 56% of our fourth quarter requirements and 21% of our first quarter 2009 fuel requirements. As of July 21, the cash value of Northwest's open hedge positions for the remainder of 2008 was approximately $190 million. With that, we are ready to take some questions.

QUESTION AND ANSWER

Operator

Thank you. We will now proceed with the analyst portion of the question and answer session. (OPERATOR INSTRUCTIONS) And our first question comes from the line of Ray Neidl with Calyon Securities. Please proceed.

Ray Neidl - Calyon Securities - Analyst

Good morning, everyone.

Doug Steenland - Northwest Airlines Corporation - CEO, President

Good morning, Rick.

Ray Neidl - Calyon Securities - Analyst

Let's see. First thing is I'm just wondering with the regional system, with the merger coming up with Delta, do you have a plan yet for the owned airlines that Northwest have? Will they stay in the system or will that be diversified out, IPO'd or has that decision not been made yet?

Doug Steenland - Northwest Airlines Corporation - CEO, President

This is Doug. First, the plan is that on the Northwest side, Compass and Musava will continue to be the key parts of the network going forward. Delta owns Conair. There have been no plans made regarding any spin out, but we do think that there are clear cost efficiency opportunities in terms of duplicative of overhead, back office functions and the like that the regional carriers now do that they'll be able to economize on when they're all under one roof. So we think that's part of the upside of the merger transaction.

Ray Neidl - Calyon Securities - Analyst

And your contract carrier Pinnacle, what's their future in the combined system?

Doug Steenland - Northwest Airlines Corporation - CEO, President

We have a long-term contract with Pinnacle. They operate 124 CRJ 200s for us. For the Northwest network, that's properly sized and that contract will -- remains in place post closing and the expectation is that they'll continue to provide regional lift according to the terms of that agreement. We were -- excuse me, we restructured that agreement when we went through chapter 11, but we believe we have very economic terms under which Pinnacle provides that lift and the expectation is that they will continue to do so and both sides will abide by the contractual terms.

Ray Neidl - Calyon Securities - Analyst

Okay. And, Doug, being a long-time industry manager who, I guess, will be exiting the industry pretty soon at least as an active manager, if you want, would you share your thoughts and some of the macro developments that could be coming our way, such as possible reregulation and environmental taxes that seem to be spreading from Europe and what's going on with the oil future trading contracts that have the airlines so upset?

Doug Steenland - Northwest Airlines Corporation - CEO, President

Well, I think on those three points, Ray, one, I think the horses are out of the barn regarding deregulation of the industry. I think by and large the consumer over the last -- since post 1978 have been the big huge winner here and how the consumer fares is going forward is going to be largely dependent on the price of fuel and the ability of the carriers to pass it through. But I think it's too late to regulate -- to go back into the reregulation mode. I think if there's any area of focus that might make sense is that there's an existing EAS program to small communities. I think as a public policy matter, it's legitimate to look at as to whether the government wants to provide some assistance to make sure that the truly small communities in the country remain on the national air transportation system.

As to the environmental issues and congestion issues, I think to some extent, we need to re-examine these all together once the industry sort of resizes itself based on what the steady state of fuel going forward is. If you look at 10% of industry capacity coming out I think, one, you're going to see a whole lot less congestion in our major airports and, two, the issue of carbon production will be less and when you factor in the billions that the industry has invested in over the last couple of years, clearly there's been material progress in being more efficient. The answer cannot be the unilateral action that the EEU has taken to try to put in an emissions trading scheme. The industry will fight that and I think at the end of the day will prevail in that regard.

As to the overall issue of fuel, I think the airline industry supports a bipartisan approach that addresses both the financial speculation that's taken place in the market and efforts to address increases in supply. I think it's beyond doubt that the trillions of dollars that have come into the commodity space on the financial side have clearly had an impact on price. You can't see the kind of volatile movements in price that we've seen over the last 30 or 45 days that don't correlate to any underlying shifts in -- material shifts in supply and demand without coming to the conclusion that clearly these inflows are having an impact and the kind of provisions that are now pending before the Congress that deal with position limits, that deal with other regulatory and transparency improvements I think are warranted and Congress needs to enact on a very expedited basis.

Ray Neidl - Calyon Securities - Analyst

Great. Thank you very much for your opinions.

Operator

And our next question comes from the line of Gary Chase with Lehman Brothers. Please proceed.

Gary Chase - Lehman Brothers - Analyst

Excuse me. Good morning, guys.

Doug Steenland - Northwest Airlines Corporation - CEO, President

Good morning.

Gary Chase - Lehman Brothers - Analyst

Just a couple of quick for Dave and a couple for Doug. You gave the full-year consolidated chasm number. Do you happen to have that for the third quarter?

Dave Davis - Northwest Airlines Corporation - CFO

You know what, why don't I have you follow up with Andrew on that afterwards. I don't have that in front of me.

Gary Chase - Lehman Brothers - Analyst

Okay. The 190 million that you mentioned, is there any counterparty deposits on the balance sheet right now reflected in your cash balance for the value of those hedges?

Dave Davis - Northwest Airlines Corporation - CFO

There is not.

Gary Chase - Lehman Brothers - Analyst

Okay.

Doug Steenland - Northwest Airlines Corporation - CEO, President

I'd like -- just on that point, Gary, I'd like some of the airlines that have reported that have included in their cash counterparty deposits, we have none and our unrestricted cash is truly fully available to us to spend and run the airline irrespective of what happens when the -- going forward if fuel prices go up or down.

Gary Chase - Lehman Brothers - Analyst

 Understood. That's an important distinction right now. The -- Doug, I wanted to ask you just procedurally, what's your level of confidence that the Justice Department is going to have time to review the transaction within this administration? If you could just give us an update on that, that will be helpful.

Doug Steenland - Northwest Airlines Corporation - CEO, President

Our level of confidence is very high, Gary. First, we have entered into a timing agreement with the Justice Department that basically establishes a series of milestones that are there for us to hit and if we hit those milestones, I think that will then generate a decision in this calendar year out of the Justice Department. We have hit all the milestones so far, including in our view compliance with the second request under the Hart-Scott-Rodino statute which we have done and we will continue to meet all the other milestones and, as a result, we're highly confident we'll get a decision this calendar year.

Gary Chase - Lehman Brothers - Analyst

And there's obviously no other airline mergers, which at one point was a concern. There's nothing else clogging up the system that you think jeopardizes that time table?

Doug Steenland - Northwest Airlines Corporation - CEO, President

Well, we obviously have the Justice Department process. We don't believe we've been through -- we've had Congressional hearings in both the Senate and the House and we think we fully and appropriately answered all their questions and we don't anticipate any other sort of legislative action coming out of that arena and, as a result, that's what produces our conclusion that we think it's -- that we believe the transaction will close in the fourth quarter of this year.

Gary Chase - Lehman Brothers - Analyst

Okay, guys. Thanks.

Operator

And our next question comes from the line of Jamie Baker with JPMorgan. Please proceed.

Jamie Baker - JPMorgan - Analyst

Hey, good morning, everybody.

Doug Steenland - Northwest Airlines Corporation - CEO, President

Good morning, Jamie.

Jamie Baker - JPMorgan - Analyst

Dave, just hoping you could expand on the mechanics of the $4.05 fuel guidance for the third quarter. The amount seems a little high to us given we're spot closed on the 21st, particularly in light of being 63% hedged and I also missed at what jet [care] equivalent that 63% ties to.

Dave Davis - Northwest Airlines Corporation - CFO

Yes. Jamie, it's a little complicated. It's a good question. Here is essentially the issue. The benefit of the hedge in the sort of third and fourth quarter is reflected in our second quarter number. We don't qualify for hedge accounting, so that $250 million in hedge gains that I talked about, out of period hedge gains, is really the value of the hedges out in Q3, 4 and then Q1 of 2009. So the forward curve actually is a little bit sort of unfavorable to or more favorable to where it was on July 21. So essentially we see a little bit of a negative mark to market versus when we close the books on June 30 and that negative mark to market increases the third quarter fuel price a bit.

Jamie Baker - JPMorgan - Analyst

Oh, okay. All right.

Dave Davis - Northwest Airlines Corporation - CFO

Yes. So it's somewhat confusing.

Jamie Baker - JPMorgan - Analyst

Okay. And as a follow-up to that and this is similar to a question we posed to United yesterday. The fourth quarter cost guidance, which is implied on the figures you gave on the full year, it suggests a very admirable level of expense control given the level of shrinkage that you're planning. Could you give us some additional color as to sort of what categories are driving this savings at a time when the capacity cuts would logically be expected to put some more pressure on unit economics?

Dave Davis - Northwest Airlines Corporation - CFO

Well, clearly the variable costs associated with the flying going away are coming up. We're anticipating disposing of some of the aircraft associated with the capacity pull down, so any ownership costs associated with those are going away. As we discussed, there is some head count reduction that we're planning, that's both on the variable front as well as we're anticipating some fixed head count reduction in overhead. So I would say that those are probably the largest pieces. Just continue with the cost discipline that we've exhibited throughout the rest of the P&L.

Gary Chase - Lehman Brothers - Analyst

Okay. Thanks, so much.

Doug Steenland - Northwest Airlines Corporation - CEO, President

Also, we have a fair amount of the services we get come through vendors and that also facilitates our ability to adjust to capacity on a very sort of short-term basis because we don't necessarily have a lot of that overhead associated with that piece of the business baked into our base. That's somebody else's overhead. And so whether it's our outsourcing of our major maintenance requirements or whether it's done at our vendor stations, that overhead is really proportionally off of our books.

Dave Davis - Northwest Airlines Corporation - CFO

Jamie, just let me throw out one other number as well just on this third quarter fuel just for modeling purposes. As I said, the $4.06 is really the impact of movements in the forward curve since June 30 and how that impacts our accounting. That's not the cash cost that we will pay for fuel in the third quarter. I just want to be clear. The cash cost that we will pay for fuel will be substantially lower than that. And I think we estimated those numbers as of the forward curve a couple of days ago at probably more like $3.80 a gallon from a cash perspective.

Gary Chase - Lehman Brothers - Analyst

Okay. That sounds a little bit more right. Thanks for that. On the topic of fuel, one of the things we missioned on in the second quarter was the improvement in fuel efficiency? Do you have a year-end target or better than that a 2009 target as to what your ASMs per gallon might look like as the fleet changes around a little bit? It might not have the kind of number you have in front of you, but --

Dave Davis - Northwest Airlines Corporation - CFO

Obviously if some of the DC9s come out and the 76 seaters are fully delivered that's going to get better. I don't have a number.

Gary Chase - Lehman Brothers - Analyst

Okay.

Doug Steenland - Northwest Airlines Corporation - CEO, President

If you think of it a little bit in more macro terms, Jamie, we're operating about the same sized airline that we flew in 2000 and we're about 25% more fuel efficient now than we were back then as a result of A330s or DC10s and 747-200s, DC-9s being parked and the like. So over the course of time, we've become 25% more fuel efficient as a result of the capital investment that we've been making.

Gary Chase - Lehman Brothers - Analyst

Okay. Very helpful. Thanks for taking all of our questions, guys.

Operator

And our next question comes from the line of William Greene with Morgan Stanley. Please proceed.

William Greene - Morgan Stanley - Analyst

Yes, hi. Based on the timing of when you announced your capacity cuts, it seems that it would probably be a safe assumption that the fuel price you were using at that point was probably 1.25, 1.30 or so and that's kind of where we are. So I'm curious if you think you've maybe done enough, you've addressed the near-term challenges? Obviously if the fuel goes up, it would be a problem, but at these levels have you done enough for 1.25, are we kind of done in that regard?

Doug Steenland - Northwest Airlines Corporation - CEO, President

I'm not sure. I think we're going to have to see how things play out in Q4. I think we've -- and Tim might provide a little extra color here. I think we're bullish in terms of where we think Q4 RASM is going to be, but all of this is just sort of a guess and I think importantly we will be prepared to take additional capacity actions if we don't see the kind of -- because ultimately we need to get in the black, right? And if this doesn't do it, we'll be prepared to take more. You want to talk a little bit about where you think Q4 --

Tim Griffin - Northwest Airlines Corporation - EVP Marketing and Distribution

Yes. I think that's exactly right, Doug. We are fairly bullish on what we see for September through December after we get past the summer, the early returns on -- take the domestic front which has been under the most stress, the book loads are up, yields are way up, book RASM is up appreciably. Obviously as the booking curves have changed a little bit, we'll give some of that back. But as Dave mentioned in his prepared remarks, we really see a world where healthy RASM improvements kind of working off the base that we've enjoyed thus far plus the added benefit from the significant industry reductions, we've had a chance to kind of model those cuts and we think Northwest fares very well in benefiting from those industry cuts. Coupled with significant improvements in other revenue on the change fee side, luggage fee, award fees and the like, we're optimistic on the total revenue front, all of which doesn't necessarily get captured in yield. But with that as caution, we'll continue to obviously watch and see where fuel goes and see how our competitors react in the fall.

William Greene - Morgan Stanley - Analyst

And, Tim, how -- how material will the Beijing Olympics be to the third quarter results?

Tim Griffin - Northwest Airlines Corporation - EVP Marketing and Distribution

Not. It usually is -- it's not material in itself and if you look at China, you can see that people kind of arrange their travel, who have nothing to do with the Olympics, going before and after and you have directionality issues. It typically ends up being much ado about nothing.

Doug Steenland - Northwest Airlines Corporation - CEO, President

A revenue perspective.

William Greene - Morgan Stanley - Analyst

Doug or Dave, maybe I could ask one final question which is when you think about frequent flier mile sort of preselling those miles, is the value of those miles a function more of the size of the plan or is it a function of just the timing of the contract and the leverage you would have at that point?

Doug Steenland - Northwest Airlines Corporation - CEO, President

I'd say both and I think that, you know, we have -- we at Northwest have not availed ourselves of that, so we've done no forward mileage sales of our frequent flier program and I think one of the real values and true benefits that's going to arise from the merger is that by putting the WorldPerks program and the Sky Miles program together, we'll have a best in class in terms of size and scope mileage program loyalty plan, and when you think about the kind of leverage that that could produce in terms of affinity cards, bringing on other interested participants in the program and the like, I think that's a very, very powerful development that the merged carrier will benefit for in the years to come.

William Greene - Morgan Stanley - Analyst

All right. Thanks for your time.

Operator

(OPERATOR INSTRUCTIONS) Our next question comes from the line of Daniel McKenzie with Credit Suisse. Please proceed.

Daniel McKenzie - Credit Suisse - Analyst

Hi, good morning, thanks. Just a couple of quick housekeeping questions. I guess first, have all the capacity changes been uploaded at this point?

Dave Davis - Northwest Airlines Corporation - CFO

They have not all been loaded yet. Particularly some frequency reductions in the Atlantic are not in yet. Our cancellations in the Atlantic and seasonal suspensions are in, but not everything is loaded. Most of the domestic has been loaded.

Daniel McKenzie - Credit Suisse - Analyst

Got it. Okay. And then the second housekeeping question here is where are we at with owned RJs at each of the wholly owned regional airlines?

Doug Steenland - Northwest Airlines Corporation - CEO, President

In terms of the number that we've taken delivery of?

Daniel McKenzie - Credit Suisse - Analyst

Sure. And just the total number of aircraft that are regional jets at each of those partners.

Dave Davis - Northwest Airlines Corporation - CFO

Well, I mean in terms of the number of owned 76-seaters, I believe we've taken delivery now of probably 50ish of those aircrafts. The CRJ 200s are leased aircraft that Pinnacle flies for us.

Doug Steenland - Northwest Airlines Corporation - CEO, President

We own -- Northwest owns Ozark, has leased all the regional jets that are operated either by our own subsidiaries or by our contract affiliates.

Daniel McKenzie - Credit Suisse - Analyst

Okay. And then finally, I appreciate the RASM comments in your earlier remarks. They seem to imply that you're not anticipating nip drop off in walk up business and I'm wondering if you can provide some perspective about how investors should think about that travel segment given the malaise in Detroit, and I guess in particular I'm wondering what you're hearing from your corporate clients?

Doug Steenland - Northwest Airlines Corporation - CEO, President

I would say that our fall perspective really kind of presumes an extension of the current environment plus the impact of the supply reductions. There clearly has been some responses to the significant price increases that have taken place over the last several months. Customers respond both corporate, noncorporate business and leisure customers to that in a variety of ways and I think it's reflected in our current results. Corporate travel, for example, is down in volume slightly, but up materially in average fare paid such that revenue is positive. And I think it is our view and baked into our forecast that kind of the status quo is the jumping off point. We don't really see the world materially increased -- improving or deteriorating.

Now, an interesting thing though to focus on as the supply comes out in the fall, and many of our colleagues in other airlines have talked about the need for fares to go up and I think that's not quite precise enough. What we need is the average fare paid to go up. And you can do that a number of different ways, and I think encouraging and more stabilizing for the fall with the supply coming out, average fares are going to go up and drive yields up significantly, loads will go up as supply comes out, RASM should be very strong as we mentioned before, and it's going to be accomplished largely by the revenue management systems picking and choosing and dropping lower yielding lower value traffic. In essence, you'll average up as the bottom end business is spilled off the reduced industry capacity. So in essence, you can get materially higher average fare paid without any particular customer being asked to dip more deeply into their pocket. I think that's a strong support point for a fall view.

Daniel McKenzie - Credit Suisse - Analyst

Good. Great perspective. Thanks.

Operator

And our next question comes from the line of Ray Neidl with Calyon Securities. Please proceed.

Ray Neidl - Calyon Securities - Analyst

Yes, just a follow up when you were talking about the RASM opportunities. I'm just wondering what your opinion on some of the smaller carriers that seem to be emploding right now, like Sun Country, Spirit, Midwest, I know you have an investment in Midwest, but they all seem to be shrinking rapidly and could possibly disappear. What benefit do you think that could be in your system and some are lodged in your system, what benefit do you think that could be to further increasing your yields in RASM if they were to go away or drastically shrink?

Doug Steenland - Northwest Airlines Corporation - CEO, President

Ray, this is Doug. That's not in any of our numbers, obviously, and I think it just goes without saying that the more capacity that comes out of the business, as Tim said, the more the rich gets -- the mix gets richer and the average fares go up. I think the -- these kind of fuel price increases really call into question the -- you know, the efficacy and the breadth of the low cost carrier model because they have historically been more of spill carriers and as fares go up and the discretionary passenger becomes less able or less frequently able to travel at higher price, I think the most immediate impact of that is felt by those carriers who really made their bread and butter carrying the leisure traveler. So I think we'll have to see how that plays out as fuel continues to stay at these levels, but I think there will potentially be a disproportionate impact that gets felt by the folks that are focused on the leisure side.

Ray Neidl - Calyon Securities - Analyst

Great. You went a lot into the merger, the benefits of the merger. There's always a challenge with airline mergers, we've seen that happen many times. But it seems like the big problems you have out of the way already, the pilots, the labor contracts, the computer systems talking with each other. What do you think is going to be the biggest remaining challenge of this merger?

Doug Steenland - Northwest Airlines Corporation - CEO, President

Well, there's -- as you said, these things are not easy but I think so far we are on track and have every expectation to believe that we'll be able to implement the combination in a smooth manner and to realize the synergies on the time frames that have been laid out. To get there requires lots and lots of blocking and tackling and I think we have gotten a head start on an awful lot of items and our integration teams are well under way and having the alliance relationship and having similar partners over the transatlantic, having the end to end networks and having people in management on both sides who have known each other over time I think has all facilitated to put this particular transaction, I think, in a position where it's going to set the standard for how airline mergers need to be done.

Ray Neidl - Calyon Securities - Analyst

Okay. Good. Thank you.

Operator

And our next question is also a follow-up question from the line of Gary Chase with Lehman Brothers. Please proceed.

 Gary Chase - Lehman Brothers - Analyst

Hi, guys. Wanted to see if you'd be -- if you'd share your thoughts with us on the shifting alliance landscape here. You're arguably in a position to understand the economics there, particularly the JVs better than anyone. There are a lot of pieces moving around, obviously some favorable things happening relative to Delta, Northwest and Sky Team, but you're also losing Continental which is now joining Star and doing similar things in different places. I mean what do you think the outcome of all of this is going to be for the combined carrier? In a vacuum, if you were doing the things that you're doing with Delta, it would make sense that there would be some net benefit, but that's less clear when you start moving a lot of these different pieces around. How do you think that's all going to shake out in the end?

Tim Griffin - Northwest Airlines Corporation - EVP Marketing and Distribution

Let me take a first shot at it and then others can chime in. First, included in the synergy projections that we have given is our best estimate as to what we think the impact is going to be of a -- of CL moving out of Sky Team. So we anticipated that at the time we did our forecasts and then the numbers that we presented as to merger benefits, we have included in there what we think the Continental impact is. Previously --

Gary Chase - Lehman Brothers - Analyst

Sorry. Just to be clear, have you included American BA immunized alliance?

Tim Griffin - Northwest Airlines Corporation - EVP Marketing and Distribution

No, because we frankly don't think that that's going to impact us very much. Heathrow is not the ideal connecting complex and given the nature of how our transatlantic operation runs, that's not a major concern. On the continental alliance front, we had previously given some numbers based on what we thought that Continental benefit was, but those numbers were to some extent impacted by the fact that the first alliance that Northwest put in place domestically was with Continental and as the Continental alliance unwinds, there will be in place a full code share, full merger relationship with Delta and the Delta and Northwest network integration will actually replace on a dollar for dollar basis a lot of the alliance benefits that previously had been attributed to Continental and the Delta -- the Delta Northwest alliance was never fully developed in part because we had the Continental alliance there in the first place.

These alliances, just another observation, the Northwest tail end joint venture has been in place for over ten years. The results that it produces have been a product of those ten years of development. If we go back and think about what that joint venture produced on year one, it was a relatively modest number and so when we think about what might get generated by a Continental, United, JV or BA American JV, a lot of this stuff happens incrementally over a long period of time as parties get to learn to sort of trust each other and get to learn what works and what each network is made up of, and these benefits don't just spring to the bottom line on day one but do, in fact, occur incrementally over a long period of time and I would expect that's what would happen as others go down this road, if, in fact, they do because it's one thing to say we're going to have a fully immunized -- or we're going to have a fully rolled up joint venture. It's an entirely different kettle of fish to actually get there.

Gary Chase - Lehman Brothers - Analyst

Okay. Thanks, guys.

Operator

And Mr. Lacko, I'll now turn the conference back to you.

Andrew Lacko - Northwest Airlines Corporation - Director IR

Great. Thank you and I appreciate everyone joining us today. Good-bye.

Operator

And ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation, and ask that you please disconnect your lines.